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                                JOINT STATEMENT


Ken Parsons, Chief Executive Officer and Chairman of the Board of First Community Bank, and Mike Edwards, President, have jointly announced Edwards' resignation as President and Director.

Edwards organized and was President of Prairie Security Bank in Yelm. He was appointed President of First Community Bank when it merged with Prairie Security earlier this year. The merger created a bank with $230 million in assets, the 14th largest in the state.

The Bank expressed its appreciation for Edwards' leadership with the merger and related issues. Subsequent to the merger, the Bank and Edwards agreed that bank management streamlining was necessary and that the role of President would be consolidated with that of Chief Executive Officer.

Paul DeTray, Chairman of First Community Financial Group, wished Edwards well in his future endeavors. DeTray confirmed that Parsons was asked to resume the position of President.


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